COMMENTS RECEIVED ON 08/31/2017

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Managed Retirement Income Fund, Fidelity Managed Retirement 2005 Fund, Fidelity Managed Retirement 2010 Fund, Fidelity Managed Retirement 2015 Fund, Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund, Fidelity Simplicity RMD Income Fund, Fidelity Simplicity RMD 2005 Fund, Fidelity Simplicity RMD 2010 Fund, Fidelity Simplicity RMD 2015 Fund, Fidelity Simplicity RMD 2020 Fund

POST-EFFECTIVE AMENDMENT NO. 124

 All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance.”

C:

The Staff requests we disclose that underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s market capitalization policy, credit quality, and maturity policy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization, credit quality, or maturity. Accordingly, we have not modified disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the term “Target Age” under the glide path chart is not defined anywhere in the prospectus and asks us to define what “Target Age” means and to disclose in the prospectus.

R:

We will revise the term “Target Age” under the glide path chart and use the term “Age” instead.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“FMRC may also make active asset allocations within other asset classes (including Commodities, High Yield Debt, Floating Rate Debt, Real Estate Debt, Inflation-Protected Debt, and Emerging Markets Debt) from 0% to 10% individually but no more than 25% in aggregate within those other asset classes. Such asset classes are not reflected in the neutral asset allocations reflected in the glide path and pie chart above.”

C:

The Staff requests we include a reference to junk bonds in the discussion of high yield debt.

R:

The discussion of lower quality debt securities under “Issuer‐Specific Changes” in “Principal Investment Risks” in the “Fund Summary” section of the prospectus for each applicable fund includes a reference to “junk bonds”: “Lower‐quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds)...” Similar disclosure is also included in the “Investment Details” section of the prospectus for each applicable fund. The disclosure highlighted above is designed to briefly identify the other assets classes among which FMRC may actively allocate a fund’s assets. Given that there are other references that equate high yield debt securities and junk bonds in the Fund Summary, we have declined to modify this disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Foreign markets [, particularly emerging markets,] can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. [Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile.]”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosures are appropriate.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

C:

The Staff would like us to disclose in the “Principal Investment Strategies” section that the funds invest in a subsidiary organized under the laws of the Cayman Islands.

R:

The funds do not have a principal investment strategy of investing in subsidiaries organized under the laws of the Cayman Islands. Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. We have included “Subsidiary Risk” to the extent that an underlying fund invests in Cayman subsidiaries, which would expose the funds to subsidiary risk. However, based on the funds’ most recent allocation to underlying funds, each fund’s exposure to underlying funds that may invest in the Cayman subsidiary does not rise to the level of a principal investment strategy. Accordingly, we have not modified the disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“[Subsidiary Risk.  Investment in an unregistered subsidiary is not subject to the investor protections of the Investment Company Act of 1940 (1940 Act) and is subject to the risks associated with investing in derivatives and commodity-linked investing in general. Changes in tax and other laws could negatively affect investments in the subsidiary.]”

C:

The Staff requests that we add corresponding strategies for derivatives risk.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in investments that expose the funds to derivatives risk but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.